Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

                            February 11, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sino Gas International Holdings, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed December 24, 2009
File No. 333-147998

Dear Mr. Owings:

Sino Gas International Holdings, Inc.(the “Company”) hereby requests an acceleration of the effective date of the above-captioned registration statement on Form S-1 to 5:00 P.M., Eastern Time on February 11, 2010, or as soon as possible thereafter.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the registration statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the registration statement.  We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the resale of the securities specified in the above post-effective amendment to our registration statement.

Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Edward C. Normandin, of Pryor Cashman LLP at (212) 326-0892.

Sincerely,

Sino Gas International Holdings, Inc

By: /s/ Yugang Zhang
Name: Yugang Zhang
Title: Chief Financial Officer